October 15, 2008	Trading Symbol: TSX – HNC

Kaska and Hard Creek Nickel Reach Agreement

(Prince George, BC) – Cat Lee, Chief of the Dease River Band Council, Walter Carlick, Deputy Chief of Daylu Dena Council, Donny VanSomer, Chief of the Kwadacha First Nation, Dave Porter, Chairman of the Kaska Dena Council and Mark Jarvis, President of Hard Creek Nickel Corporation (TSX—HNC) are pleased to announce the signing of their “Cornerstone Agreement”. The Agreement is designed to be the foundation of a respectful, cooperative and progressive relationship to facilitate the development of Hard Creek’s Turnagain Project. An integral aspect of this Agreement is that it is based on mutual rights recognition.

The Agreement addresses present needs in that it contains important commitments by both the Kaska Dena and Hard Creek towards environmental protection, economic opportunities and benefits, education and training. Looking to future, the Agreement provides for the negotiation of a Socio-Economic Participation Agreement to be completed concerning the development and is scheduled to be completed as part of the feasibility process for the Project.

“This is an important milestone in the process of building a mutually respectful relationship with the Kaska Dena,” said Mark Jarvis, President of Hard Creek Nickel. “Responsible development includes respecting the interests of Aboriginal Peoples. We look forward to a long and positive relationship with the Kaska Dena to bring this project to a reality.”

Dave Porter of the Kaska Dena Council commented “Following the momentous First Nations Leadership Mining Summit to develop a province-wide action plan for engaging both the Crown and industry, the completion of this Agreement serves as a positive and constructive example that First Nations can work progressively with Industry partners. This Agreement acknowledges that our Aboriginal Peoples’ rights recognition provides a basis for a mutually beneficial partnership. If our relationship continues to be constructive and positive, if our customs, practice and traditions continue unhindered, if our environment and lands are preserved, our communities may support the development of this prospective mine.”

“Cat Lee”

CAT LEE, Chief
DEASE RIVER BAND COUNCIL

Page 2…cont’d.

“Walter Carlick”

WALTER CARLICK, Deputy Chief
DAYLU DENA COUNCIL

“Donny Van Somer”

DONNY VAN SOMER, Chief
KWADACHA FIRST NATION

“Dave Porter”

DAVE PORTER, Chairman
KASKA DENA COUNCIL

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

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